Mail Stop 6010

December 4, 2007

Charles E. Harris
Chief Executive Officer
Intellon Corporation
5100 West Silver Springs Boulevard
Ocala, Florida 34482

> **Re: Intellon Corporation**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed November 27, 2007**
> **File No. 333-144520**

Dear Mr. Harris:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Shares Eligible for Future Sale, page 133

1. Please tell us how you concluded that 294,694 shares can be sold immediately. Cite in your response all authority on which you rely.

Exhibit 5.1

2. Please be advised that we may have additional comments after the opinion is filed as an exhibit.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Kuhar at (202) 551-36662 or Angela Crane, Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Trevor Chaplick, Esq.